PETROBRAS ENERGÍA PARTICIPACIONES S.A.

August 30, 2007

VIA EDGAR TRANSMISSION

April Sifford Branch Chief Division of Corporation Finance Securities and Exchange Commission Mail Stop 7010 Washington, D.C. 20549-7010
Re:	Petrobras Energía Participaciones S.A.
Form 20-F for year ended December 31, 2006 Filed May 8, 2007 File No. 001-15152

Dear Ms. Sifford:

By letter dated August 9, 2007, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F for the year ended December 31, 2006, filed May 8, 2007 (the “2006 20-F”) by Petrobras Energía Participaciones S.A. (“PEPSA” or the “Company”). This letter sets forth our responses to the Staff’s comments with respect to the 2006 Form 20-F. For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. We believe that we can appropriately address these comments in future filings without amending the 2006 Form 20-F. We look forward to discussing with the Staff any concerns you may have with this approach.

Ms. April Sifford
Securities and Exchange Commission, p. 2

PEPSA 20-F for the year ended December 31, 2006

Form 20-F for the Fiscal Year Ended December 31, 2006

Title Page

1.	Please correct the commission file number on your title page to be “001-14984”. Refer to our on line Edgar filing system at www.sec.gov to confirm this file number assignment.
As requested by the Staff, we will change the file number included on the cover page of our future filings.

General

2.

We note your disclosures on page 15 where you state that you are unable to estimate the effects of the new law enacted in Bolivia in 2006. Yet on page 29, it appears you are stating that the new conditions will not have a significant impact on your assets. Please clarify for us whether you are now able to estimate the effects of the new law and the agreements, and whether they will have a significant impact on your financial statements, or whether there are remaining uncertainties.

On page 15, we informed the reader that we were unable to estimate the effects of the new law on Petrobras Bolivia Refinación, a company with two refineries in Bolivia in which we indirectly held a 49% share interest. Subsequent to the filing of our 2006 20-F, we sold our interest in Petrobras Bolivia Refinación at a gain of Ps. 49 million. On page 29, we disclosed the Company’s belief that the contractual conditions imposed by the new regulatory framework would have no significant impact on the book value of the Colpa Caranda Block, an oil and gas block in Bolivia. We confirm to the Staff that the new regulatory framework and the subsequent changes to the contractual arrangements did not have any material impact on our ability to recover our investment in this asset, which is currently our only remaining asset in Bolivia.

Auditor’s Report, page F-4

3.

Your auditor’s report on financial statement at and for the year ended December 31, 2006, is signed by “Sibille (Member firm of KPMG International).” Please tell us whether Sibille is the same firm as Finsterbusch Pickenhayn Sibille, which is registered with the PCAOB. If not, please tell us whether your auditor is registered with the PCAOB, as required under Section 102 of the Sarbanes-Oxley Act. If yes, in future filings please revise the auditor’s report to clearly indicate that the firm is registered with the PCAOB. For example, consider adding disclosure below the signature stating “As registered with the PCAOB under the name of Finsterbusch Pickenhayn Sibille.”

We confirm to the Staff that Sibille is the same firm as Finsterbusch Pickenhayn Sibille.

Ms. April Sifford
Securities and Exchange Commission, p. 3

In addition, our auditors have advised us that, by letter dated June 26, 2006, they informed the PCAOB of the change in their legal name from “Finsterbusch Pickenhayn Sibille” to “Sibille”.

Note 23 – Additional financial statement disclosures required by US GAAP and the SEC, page F-77

4.	Please tell us why you have not included the disclosures required by paragraph 38 of SFAS 131 and paragraph 5(d) of SFAS 132(R).

We inform the Staff that in Note 19 to the Company´s consolidated financial statements included in our 2006 20-F we disclosed, to the extent material, geographic information, as contemplated by paragraph 38 of SFAS 131. In that Note, we disclosed geographic information about our “total assets” instead of our “long-lived assets” because we believe that the differences between our total assets and long-lived assets were not material for the years ended December 31, 2006, 2005 and 2004. We confirm to the Staff that we will include a breakdown of long-lived assets by geographic areas in future filings, to the extent consistent with the requirements of paragraph 38.

Furthermore, we refer the Staff to Note 23e) to the Company’s consolidated financial statements included in the 2006 20-F, where the Company believes to have made the disclosures required by paragraph 5(d) of SFAS 132(R). In that Note, the Company included disclosures regarding, among other things, the nature of the plan assets, the goals of the asset investments and an explanation of the discount rate used to calculate and provide plan information. We also refer the Staff to the Company’s response dated November 8, 2004 to question number 38 included in the Staff’s comments dated October 8, 2004 to the Company’s annual report on Form 20-F for the year ended December 31, 2003.

Engineering Comments

Estimated Oil and Gas Reserves, page F-92

5.

We note the significant revisions to your 2006 proved reserves. Paragraph 11 of FASB 69 requires “appropriate explanation of significant changes” such as these. Please amend your document to include this information.

Our 2006 20-F includes an explanation of significant changes in our proved reserves on pages 34-37, under “Item 1. Information about the Company–Oil and Gas Exploration and Production–Reserves.” Further, in various sections of the 2006 20-F, we discuss developments leading to the conversion of the then-existing operating agreement in Venezuela, which was the principal reason for the changes in our proved reserves in 2006. We refer the Staff to pages 24-25 (under “Item 1. Information about the Company–Oil and Gas Exploration and Production–Production Outside of Argentina–Venezuela) and pages 97-98 (under “Item 5. Operating and Financial Review and Prospects–Factors Affecting Our Consolidated Results of Operations”). In response to

Ms. April Sifford
Securities and Exchange Commission, p. 4

the Staff’s comments, we will also include the explanation of significant changes in our proved reserves, if any, in the “Oil and Gas Supplementary Disclosures” note (Unaudited), of the Company’s consolidated financial statements included in future annual reports on Form 20-F.

6.	Please explain to us your reasons for not using the “Economic Interest Method” to estimate your “Rest of Latin America” proved reserves. We may have further comments.

We are only using the economic method to estimate our proved reserves in Bolivia. Changes made to the contractual arrangements for the Colpa Caranda Block during 2006 in response to regulatory developments turned the arrangements into a “operating services agreement”, and we consequently adopted the “economic interest method” to calculate our proved reserves in that field.

Other than in Bolivia, we do not hold interests in fields subject to services agreements, where the “economic interest method” is generally deemed as the preferred method of calculating reserves.

The disclosure included in the 2006 20-F regarding the determination of our proved reserves outside Argentina as of December 31, 2004 and 2005 using the “economic interest method” responded solely to a previous Staff request in connection with our then-existing contractual arrangements in Venezuela. We respectfully refer the Staff to our response dated March 2, 2007 with respect to comment 10 in the Staff’s comment letter dated February 2, 2007 and to our response dated December 21, 2004 with respect to comment 18 in the Staff’s comment letter dated November 29, 2004.

*****

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Gabriel Scagnetti or Marcelo Gargano of Petrobras Energía Participaciones S.A. at +54 (11) 4344-6510 or Francisco Cestero of Cleary, Gottlieb, Steen & Hamilton at (212) 225-2739.

Sincerely,

/s/ Luis Miguel Sas

Luis Miguel Sas

Chief Financial Officer

cc:	April Sifford Sandy Eisen Brad Skinner Ronald Winfrey Securities and Exchange Commission

Ms. April Sifford
Securities and Exchange Commission, p. 5

Gabriel Scagnetti

Marcelo Gargano

Ezequiel Torres

Petrobras Energía Participaciones S.A.

Gabriel Soifer

Finsterbusch Pickenhayn Sibille

Francisco Cestero

Cleary, Gottlieb, Steen & Hamilton